SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1 under the Securities Exchange Act of 1934

24HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

809136104

(CUSIP Number)

AVALON INNOVATION AB

(FORMERLY INFINICOM AB)

c/o Per-Anders Johansson

Sveavagan 66

Stockholm, Sweden 111-34

011-46-454-39670

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

May 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 37517Y103	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS:

Avalon Innovation AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Sweden

	7	SOLE VOTING POWER:

NUMBER OF		177,950

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		177,950

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

177,950

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.59%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*   The calculation of percentage ownership is based on 2,071,644 shares of Common Stock outstanding as of May14, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2013 filed with the Securities and Exchange Commission on May 14, 2012.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of 24Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 133 Summit Avenue, Suite 22, Summit, New Jersey 07901.

The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 177,950, which constitutes approximately 8.59% of the total number of shares of Common Stock outstanding as of May 14, 2013.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Avalon Innovation AB (formerly Infinicom AB) (“Avalon” or the “Reporting Person”), a corporation organized under the laws of Sweden. The address of Avalon’s principal office is: c/o Per-Anders Johansson, Sveavagan 66, Stockholm, Sweden 111-34. Avalon’s principal business is consulting in the fields of information technology and business development.

Avalon has not, during the last five (5) years, been convicted in a criminal proceeding. Avalon has not, during the last five (5) years, been a party to any civil proceeding resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Avalon and Issuer consummated certain transactions pursuant to that certain Common Stock Purchase Agreement (the “Agreement”), dated as of May 26, 2005, as amended, relating to, among other things, the sale of 109,171,181 shares of Common Stock owned by Avalon to Moyo Partners, LLC (“Moyo”) and R&R Biotech Partners, LLC (“R&R”, R&R and Moyo collectively referred to as the “Purchasers”), in consideration of substantially all of the Issuer’s assets, as well as $500,000 cash and Avalon’s right of to receive Common Stock which would have represented one percent (1%) of the issued and outstanding shares of common stock of Issuer on a fully diluted basis determined as of the earlier to occur of the following events: (i) an equity financing, or series of equity financings, yielding gross proceeds to the Issuer of a minimum of $15,000,000 or (ii) consummation of the merger by Issuer with an operating business (the "Merger Shares"). The purpose of the Agreement was to transfer Avalon’s controlling interest in the Issuer to the Purchasers in contemplation of a future equity offering by the Issuer or a merger between the Issuer and such operating company as the Purchasers may acquire.

On May 9, 2013, Issuer and Avalon entered into the second amendment to the Amended Common Stock Purchase Agreement (“Second Amendment”). Pursuant to the Second Amendment, Avalon acquired 138,322 share of Common Stock, in exchange of the waiver of its right to receive the Merger Shares.

Prior to execution of the Second Amendment, Avalon owned 39,628 shares of Common Stock, which were privately purchased from another shareholder in 2005.

Item 4.	Purpose of Transaction

The purpose of this transaction was to eliminate the obligation of Issuer to issue the Merger Shares, in exchange for the issuance by Issuer to Avalon of 138,322 share of Common Stock.

The Reporting Person may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by it, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Except as set forth above, as of the date of this filing, the Reporting Person has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The Reporting Person has the sole power to vote and sole power to dispose of the shares of Common Stock to which this Schedule 13D relates.

(c)	The Reporting Person purchased Common Stock in open market transactions in the last 60 days as follows:

Date of Transaction	Number of Shares Purchased	Price Per Share

N/A

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Second Amendment, Avalon acquired 138,322 share of Common Stock, in exchange of the waiver of its right to receive the Merger Shares and has no further rights to receipt of any consideration (cash or otherwise) on account of the purchase price.

Item 7.	Material to be Filed as Exhibits.

A copy of the Common Stock Purchase Agreement, as amended, has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on October 7, 2005, as amended, and is incorporated herein by reference.

A copy of the Second Amendment has been filed as an exhibit to the Quarterly Report on Form 10-Q filed by the Issuer on May 14, 2013 and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

AVALON INNOVATION AB

/s/ Per-Anders Johansson
By: Per-Anders Johansson
Chairman